FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

Media Release	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Monday 27 September 2004

New appointments to lead Australian strategy and integration

Ahmed Fahour, Chief Executive Officer Australia, National Australia Bank, today announced the first in a series of new appointments to lead the integration of the Australian businesses.

The new appointments are:

Ewen Stafford as Chief Financial Officer, Australia.  Ewen is currently Chief Financial Officer, Wealth Management.  He will jointly report to the National’s Group Chief Financial Officer, Michael Ullmer.

George Frazis (formerly from the Commonwealth Bank) has been appointed Head of Business Development, Australia, effective November 8.

Greg Sutherland (previously with Boston Consulting) has been appointed Head of Strategy & Marketing, Australia, effective October 4.

Kevin Turnbull (formerly with Hutchison Telecoms) has been appointed Head of Operational Integration, effective October 11.  He will report to the Head of Strategy & Marketing.

“I would like to welcome Ewen, George, Greg and Kevin to the team,” said Mr Fahour.

“They will be crucial to developing and implementing our integration plans and creating a more customer-focused operation in Australia,” Mr Fahour added.

Further appointments are expected to be made to the new Australian team in the coming weeks.  These will include:  Chief Risk Officer, Australia; Chief Information Officer, Australia; and General Manager - People & Culture Australia.

For further information:

Brandon Phillips	Samantha Evans
Group Manager	Group Communications Adviser
Group Corporate Relations

03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Or visit www.nabgroup.com

Biographies

Ewen Stafford - Chief Financial Officer, Australia

Ewen Stafford was previously the Chief Financial Officer for the National’s Wealth Management business – a role he has held since April 2002.

The National’s Wealth Management business operates in seven countries, employs over 6000 people and has more than $73 billion in funds under management.

Prior to joining the National, Ewen was the Business Services Director, Australia for Colliers Jardine Holdings (Australia) Limited.  Here, he acted as company secretary and public officer for the national holding company and its subsidiaries.

He has a Bachelor of Arts in Accountancy from the University of South Australia and is an Associate Chartered Accountant.  He has an MBA from the Graduate School of Management at the University of Adelaide and is a member of the Australian Institute of Management.

George Frazis - Head of Business Development, Australia

George Frazis was previously Executive General Manager, Business & Private Banking, Premium Business Services at the Commonwealth Bank of Australia.  In this role, George was responsible for small business, small and medium enterprises, regional corporates, agribusiness and private banking.

Earlier, George held senior roles in Institutional & Business Services at the Commonwealth.

He has a Master of Business Administration from the Australian Graduate School of Management and Wharton School of the University of Pennsylvania and a Bachelor of Electronics Engineering with Honours from Curtain University.

Greg Sutherland - Head of Strategy & Marketing, Australia

Greg Sutherland is from the Boston Consulting Group which he joined in 1992 and became a director and partner in 1999.  He has been based in the US for the last 2 years.

Through his consulting background, Greg has gained deep experience and expertise in consumer strategy, business re-engineering, productivity improvement and e-commerce.

He has a Masters of Business Administration and Bachelor of Engineering (Electronic) from the University of Western Australia.

Kevin Turnbull – Head of Operational Integration

Kevin Turnbull has extensive industry experience in change management and business re-engineering.  He joins the National from Hutchison Telecoms, where he has worked for the past two years as the deployment consultant for its new third generation mobile telecommunications infrastructure.

Prior to Hutchison Telecoms, Kevin was the Senior Vice President, Business Performance Enhancement and IT for Air New Zealand Group.  Earlier, Kevin was based in Sydney with Qantas as the Group General Manager, Operations Services.  Here, he was responsible for strategy, finance, IT and human resources across its worldwide operations.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan Crook

Date:	27 September 2004	Title:	Associate Company Secretary